

June 14, 2021

Mark Gerhard
Chief Executive Officer
Ascendant Digital Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, New York 10065

> **Re: Ascendant Digital Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 28, 2021**
> **File No. 333-254720**

Dear Mr. Gerhard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2021 letter.

Form S-4/A filed May 28, 2021

U.S. Federal Income Tax Considerations, page 157

1. We note your response to prior comment no. 1; however neither your added disclosure nor tax opinion makes clear that tax counsel is opining on the consequences to U.S. holders of the Domestication qualifying as a reorganization. Please revise accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 178

2. We note in your response to comment 3 that the determination of whether MarketWise PubCo will redeem Common Units and shares of Class B common stock by issuing shares of Class A common stock or by paying cash (an "Election Decision") will be made by the

"Disinterested Majority" of the board of directors. The Disinterested Majority of the board of directors will exclude any directors who directly or indirectly have a material interest (including an economic interest) in such Election Decision. Note that a board member, while considered independent for regulatory compliance purposes, may not be considered independent for accounting purposes if that member was appointed to the board by individuals who currently hold Class B common stock and Common Units. Therefore, if a majority of the Disinterested Majority is comprised of board members nominated by holders of the Common Units and shares of Class B common stock, the cash redemption feature may be outside of the Company's control. Please advise us or revise your pro forma balance sheet presentation and the applicable related disclosures.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Elliott Smith, Esq.